Atlanta • Washington • Dallas

MICHAEL K. RAFTER

RESIDENT IN ATLANTA OFFICE

mrafter@pogolaw.com

Direct: (404) 572-6745

December 21, 2007

Via U.S. Mail and EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc.
Registration Statement on Form S-11
File No. 333-146959
Filed October 26, 2007

Dear Ms. Garnett:

On behalf of our client, Strategic Storage Trust, Inc., a Maryland corporation, we are submitting this letter regarding Strategic Storage Trust’s Registration Statement on Form S-11 filed on October 26, 2007. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Paula Mathews of Strategic Storage Trust dated November 30, 2007 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment.

General

1.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: To date, Strategic Storage Trust has not prepared promotional material or sales literature of any kind for use in connection with the offering. We will provide copies of any such promotional material or sales literature to the Staff after it has been prepared.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: Strategic Storage Trust acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to Strategic Storage Trust’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of our client, if we have any questions regarding whether Strategic Storage Trust’s share redemption program is consistent with relief previously granted by the Division of Corporation Finance.

Prospectus Cover Page

3.	Please limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

Response: We note that, in accordance with Item 501(b) of Regulation S-K, the cover page is limited to one page.

4.	Please revise the first bullet point risk factor to clarify that you do not intend to list your shares on any exchange for at least the next five to seven years, if at all.

Response: We have revised the first bullet point risk factor to clarify that Strategic Storage Trust currently does not intend to list its shares on any exchange for at least the next five to seven years, if at all.

5.	Please revise the third and last bullet point risk factors to more clearly identify the associated risks.

Response: We have revised the third bullet point risk factor to more clearly identify the risk that there is no guarantee that Strategic Storage Trust’s advisor will devote adequate time or resources to Strategic Storage Trust. We have revised the last bullet point risk factor to more clearly identify the risk that Strategic Storage Trust may be limited in the amount of properties in which it may invest, because some or all of Strategic Storage Trust’s shares may not be sold as the shares are being sold on a “best efforts” basis.

What will you do with the money raised in this offering? page 2

6.	Please revise to separately disclose the percentage of offering proceeds that will be used to pay acquisition and advisory fees and the amount that will be used for investments, consistent with the disclosure on page 40 of the prospectus.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Response: Consistent with the disclosure in the table in the “Estimated Use of Proceeds” section of the prospectus, we have revised the answer to this question to separately disclose the percentage of offering proceeds that will be used to pay acquisition and advisory fees and the amount that will be used for investments.

What are some of the more significant risks involved in an investment in your shares? page 5

7.	Please revise the third-to-last bullet point to briefly explain why failure to qualify as a REIT would adversely affect your operations and your ability to make distributions. Similarly, revise the last bullet point to identify the risks, if any, associated with the special considerations that apply to pension or profit sharing trusts or IRAs in investing in your shares.

Response: We have revised the third-to-last bullet point to briefly explain why failure to qualify as a REIT would adversely affect Strategic Storage Trust’s operations and its ability to make distributions. The last bullet point has also been revised to identify the risks associated with the special considerations that apply to pension or profit sharing trusts or IRAs in investing in Strategic Storage Trust’s shares.

Will I be notified of how my investment is doing? page 7

8.	Please revise to state whether you will provide shareholders with information regarding your net asset value and NAV on a per share basis. If not, please provide risk factor disclosure regarding the fact that investors will not have access to this information. If you intend to calculate NAV but not distribute the information to investors, please explain why.

Response: We have revised the Q&A disclosure to state that Strategic Storage Trust will not provide stockholders with information regarding NAV until at least three years after completion of the final offering. We have also revised the “Risk Factors – Risks Related to this Offering and Our Corporate Structure” section of the prospectus by adding a risk factor that notes that Strategic Storage Trust will not calculate the net asset value per share for its shares until three years after the completion of Strategic Storage Trust’s last offering, and, therefore, investors will not have access to this information until that three-year period is completed.

Conflicts of Interest, page 9

9.	Please revise to address the conflict of interest that is presented when your advisor makes the determination to either pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation. Provide similar disclosure under the heading “Exchange Listing and Other Liquidity Events” on page 42. Also, provide a risk factor that addresses the conflicts of interests and the substantial fees and expenses associated with listing over liquidation, including the expense of acquiring your advisor prior to listing.

Response: We have revised the “Prospectus Summary – Conflicts of Interest” section of the prospectus by adding a bullet point, which states that Strategic Storage Trust’s advisor may receive substantial compensation in connection with a potential listing of Strategic Storage Trust’s shares or other liquidity events. We have also revised the

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

“Investment Objectives, Strategy and Related Policies – Exchange Listing and Other Liquidity Events” section of the prospectus to add a disclosure consistent with the bullet point in the summary section.

Consistent with the bullet point in the summary section, we have revised the third-to-last risk factor in the “Risk Factors – Risks Related to Conflicts of Interest” section of the prospectus to address potential conflicts of interest related to Strategic Storage Trust’s possible exit strategies in consideration of this comment.

10.	Please revise to quantify the other real estate programs to which your advisor owes a fiduciary duty. Identify the number of those other programs that also invest in self-storage properties. Provide similar clarification in the appropriate risk factor.

Response: We have revised this disclosure to identify the number of affiliated programs for which each of the management personnel of Strategic Storage Trust’s advisor and its affiliates makes investment decisions and the number of those affiliated programs that invest in self-storage properties. We also have revised the third risk factor in the “Risk Factors – Risks Related to Conflicts of Interest” section of the prospectus to provide similar clarification.

11.	Please expand the next-to-last bullet point to briefly describe the conflicts associated with retaining an affiliate of your advisor to manage your properties.

Response: We have removed the bullet point related to the Staff’s comment under the “Conflict of Interests” heading and revised the subsequent bullet point to more clearly define the conflicts associated with our property manager and to accurately summarize the conflicts described in more detail in the “Conflicts of Interest” section of the prospectus.

Compensation to Our Advisor and its Affiliates, page 10

12.	Please revise this table and the table on page 69 to include a separate column to identify the parties that receive each of the fees listed in the table.

Response: In response to the Staff’s comment, we have revised this table and the table in the “Management Compensation” section of the prospectus to identify the parties that receive each of the fees listed in the tables as part of the existing tables in the left-most column under the “type of compensation” column.

13.	Please revise the disclosure to reflect use of the offering proceeds as well as your leverage policy. Describe all fees on a leveraged and unleveraged basis. Provide similar disclosure in the more detailed compensation table beginning on page 69.

Response: We have revised this disclosure, as well as the detailed compensation table in the “Management Compensation” section of the prospectus, to reflect the use of the offering proceeds based on fee estimates determined on a leveraged and unleveraged basis.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

14.	We note that the acquisition and advisory fees will be 2.5% of the contract purchase price of each property and that the acquisition expense will be 1% of such price of each property. We further note the disclosure that in no event will the total of all acquisition and advisory fees and acquisition expenses exceed 6% of the contract prices. Please revise to explain how the sum of those two items could exceed 3.5% and approach 6%.

Response: In response to the Staff’s comment, we do not believe that the sum of acquisition and advisory fees and expenses will approach 6% of the contract purchase price. The 2.5% acquisition and advisory fee and the 1.0% acquisition expenses disclosed in the prospectus represent management’s best faith estimates. However, the state securities regulators require disclosure in the charter and the prospectus of the NASAA Guidelines limit of 6% of the contract purchase price. Since the acquisition and advisory fees are fixed at 2.5% of the contract price and the only variable is the 1% acquisition expenses (which we have estimated at a higher rate than other non-traded REITs), we do not anticipate any material deviations from management’s estimate to warrant additional disclosure.

Liquidity Events, page 12

15.	Please revise to clarify whether you are required to liquidate or list within five to seven years after completion of this offering, or if the board has discretion to continue operations beyond seven years.

Response: We have revised this disclosure to clarify that Strategic Storage Trust is not required to liquidate or list within five to seven years after completion of this offering, and that Strategic Storage Trust’s board of directors has the sole discretion to continue Strategic Storage Trust’s operations beyond seven years after completion of this offering, if the board of directors deems such continuation to be in the best interests of Strategic Storage Trust’s stockholders.

Risk Factors, page 15

Risks Related to Conflicts of Interest, page 19

16.	Please revise to include a risk factor if you are able to purchase properties from parties affiliated with your advisor and sponsor.

Response: In response to the Staff’s comment, we have added an additional risk factor in the “Risk Factors – Risks Related to Conflicts of Interest” section of the prospectus, which discusses the conflict of interest than Strategic Storage Trust may face if it purchases properties from parties affiliated with Strategic Storage Trust’s advisor.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment, page 33

17.	Please revise this risk factor to highlight the risk that your board may approve unlimited levels of debt. Also, please clarify that 75% of cost is the equivalent of 300% of net assets, consistent with the disclosure on page 44.

Response: Consistent with the disclosure in the “Investment Objectives, Strategy and Related Policies – Our Borrowing Strategy and Policies” section of the prospectus, we have revised this risk factor to note that Strategic Storage Trust’s board of directors may approve unlimited levels of debt, but that Strategic Storage Trust’s charter limits Strategic Storage Trust to incurring debt that is no greater than 75% of the greater of cost or fair market value of Strategic Storage Trust’s assets, which is equivalent to 300% of Strategic Storage Trust’s net assets, unless approved by a majority of Strategic Storage Trust’s independent directors and disclosed to its stockholders in Strategic Storage Trust’s next quarterly report, along with justification for such excess borrowing.

To qualify as a REIT, and to avoid the payment of federal income and excise taxes and maintain our REIT status, we may be forced to borrow funds…, page 36

18.	Please revise to discuss in more detail the risks associated with funding distributions through borrowing, issuing additional securities, selling assets, or using the proceeds of this offering. Describe the impact on the number of properties you will hold, the diversion of cash flows from operations to pay debt, and the resulting impact on cash flows available to pay distributions.

Response: We have revised this risk factor to discuss in more detail the risk that because Strategic Storage Trust may possibly be required to fund distributions through borrowing, issuing additional securities, selling assets or using the proceeds of this offering, the funds available for Strategic Storage Trust to spend on acquisitions of properties may be reduced. We have further revised this risk factor to note that these methods of funding could affect Strategic Storage Trust’s ability to pay distributions in the future by increasing operating costs and decreasing available cash that could be used for other purposes.

Investment Objectives, Strategy and Related Policies, page 42

19.	We note the disclosure at the top of page 42 that your “investment objectives, strategy and policies may be amended or changed at any time….” Please revise to clarify if such changes include moving away from investing in self storage real estate.

Response: We have revised the disclosure in the “Investment Objectives, Strategy and Related Policies – Overview” section of the prospectus to clarify that although Strategic Storage Trust has no plans at this time to change any of its investment objectives, Strategic Storage Trust’s board of directors may change any or all of such investment objectives, including Strategic Storage Trust’s focus on self storage facilities, if the board of directors believes such changes to be in the best interests of Strategic Storage Trust’s stockholders.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Our Self Storage Acquisition Strategy, page 43

20.	We note your belief that there is “a significant opportunity for us to achieve market penetration and name recognition in a relatively short period of time.” Please tell us the basis for your belief. Also, revise the disclosure to explain what you mean by a “relatively short period of time” and clarify whether your ability to penetrate the market is based on raising any specific amount in this offering.

Response: We have revised this disclosure to explain more clearly the basis for management’s belief that it has a significant opportunity to achieve market penetration and name recognition.

21.	We note the disclosure that you intend to focus on “markets with varying economic and demographic characteristics.” Please revise to further explain your focus.

Response: We have revised this disclosure to describe the markets in which Strategic Storage Trust intends to invest.

Acquisition Structure, page 45

22.	Please revise to define your use of the terms “ground leases” and “master leases” as they are used in the first paragraph in this subsection.

Response: We have revised this disclosure to define the terms “ground lease” and “master lease” as used therein.

Disposition Policy, page 49

23.	We note on page 49 that you may sell assets to third parties or affiliates of your advisor. Please revise your disclosure under the caption “certain conflict resolution procedures” to address how you would resolve the conflict associated with selling assets to your advisor or its affiliates.

Response: Please note that the last sentence in the first bullet point in the “Conflicts of Interest – Certain Conflict Resolution Procedures” section of the prospectus clearly states how Strategic Storage Trust would resolve the conflict associated with selling assets to its advisor or its affiliates by requiring a determination of a majority of the directors, including a majority of the independent directors not otherwise interested in such transaction that such sale is fair and reasonable to Strategic Storage Trust.

The Self Storage Industry, page 51

24.	Please provide us with a copy of the Self Storage Association’s Self Storage Industry Fact Sheet cited on pages 52 and 54. Please highlight the portions that support the industry data included in your prospectus.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Response: In response to the Staff’s comment, we have attached to this letter as Exhibit “A” a copy of the Self Storage Association’s Self Storage Industry Fact Sheet, which is cited in the “The Self Storage Industry – General” section of the prospectus. We have underlined the relevant portions that support the industry data contained in the prospectus.

Management, page 55

25.	We note the disclosure that your board is responsible to you and your stockholders as fiduciaries. Please revise to clarify whether your advisor is also responsible to you and your stockholders as a fiduciary.

Response: In response to the Staff’s comment, we have revised this section of the prospectus to disclose that the advisor is responsible to Strategic Storage and its stockholders as fiduciaries.

26.	On page 56, we note that the independent directors will be responsible for determining if the compensation to be paid to your advisor is reasonable. Please revise to clarify what actions they would take should they determine that the compensation is not reasonable.

Response: We have revised the “Management – General” section of the prospectus to note that if the independent directors determine that the compensation to be paid to Strategic Storage Trust’s advisor is not reasonable, the independent directors may take any such actions as they deem to be in the best interests of Strategic Storage Trust’s stockholders under the circumstances, within the limits provided for in Strategic Storage Trust’s charter, bylaws and the advisory agreement.

27.	Please revise to disclose the amount of time your executive officers will devote to you and whether they are also involved with the management of other programs.

Response: In response to the Staff’s comment, please be advised that Strategic Storage Trust has no basis upon which to predict the amount of time that its executive officers will devote to Strategic Storage Trust as opposed to other programs. This is the first public REIT sponsored by our client, and we believe any such prediction would be arbitrary and potentially misleading disclosure. Our client believes that its disclosure in the risk factor captioned “Our advisor and its officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer” in “Risk Factors – Risks Related to Conflicts of Interest” and the statement that “pursuant to the advisory agreement, our advisor will be required to devote sufficient resources to our administration to discharge its obligations” in “Management – The Advisory Agreement” adequately addresses this issue.

Employee and Director Long-Term Incentive Plan, page 68

28.	From the disclosure on pages 60 – 62 we note that you are able to provide incentive compensation. Please revise the disclosure to discuss the purpose for such incentive

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

compensation in light of the incentive structure of the advisory and management agreements with affiliated parties.

Response: In response to the Staff’s comment, we note that, in the “Management – Employee and Director Long-Term Incentive Plan” section of the prospectus, Strategic Storage Trust has provided a thorough disclosure regarding the purposes for Strategic Storage Trust’s incentive plan, which, when adopted, will provide incentives to individuals who are able to improve Strategic Storage Trust’s operations and increase its profits, will encourage persons to accept or continue employment with Strategic Storage Trust or its advisor or affiliates and will increase the interest of Strategic Storage Trust’s directors in Strategic Storage Trust’s success. We note that the incentive nature of the plan is aimed at incentivizing individuals associated with Strategic Storage Trust, as opposed to incentivizing Strategic Storage Trust’s advisor as an entity, which is accomplished through the incentive nature of the advisory and management agreements. Additionally, although the plan allows Strategic Storage Trust the flexibility of incentivizing the advisor’s employees, at this time, the Company only intends to make issuances under the plan to independent directors.

Acquisition and Operational Stage, page 69

29.	Please revise the description of acquisition expenses to disclose the maximum amount of your obligation to reimburse acquisition expenses. Your estimate of 1% is more appropriate for the third column of the table.

Response: We have revised the compensation table in the “Management Compensation” section of the prospectus to disclose Strategic Storage Trust’s estimate of the maximum amount of its obligation to reimburse its advisor for acquisition expenses incurred in the process of acquiring properties. We emphasize that the amount disclosed in the table is only an estimate, as Strategic Storage Trust has not identified any properties to acquire and, therefore, is unable to determine the actual amount to be reimbursed to Strategic Storage Trust’s advisor for such expenses.

30.	Please revise the third column to provide actual amounts assuming investment of offering proceeds as described in the Use of Proceeds. Also provide disclosure assuming the use of offering proceeds and your anticipated leverage.

Response: We have revised the third column of this table to provide estimated amounts of the types of compensation, assuming Strategic Storage Trust is able to raise the minimum and maximum offering amounts. The revised column also includes disclosure of the impact on the different types of compensation due to Strategic Storage Trust’s anticipated use of leverage.

Liquidation/Listing Stage, page 70

31.	Refer to the discussion of Subordinated Share of Net Sale Proceeds. Please revise to define the term “net sale proceeds.”

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Response: In response to the Staff’s comment, we have revised the discussion of Subordinated Share of Net Sale Proceeds in footnote 9 of the compensation table in the “Management Compensation” section of the prospectus to include a definition of the term “net sale proceeds” as used in the table.

Receipt of Fees and Other Compensation by Our Advisor and its Affiliates, page 78

32.	We note that your advisor will receive fees upon the acquisition of any property, regardless of the profitability of that property. Similarly, we note that your advisor will receive a monthly asset management fee based on the book value of the property, rather than performance of that property. Please revise to include bullet points that highlight these conflicts.

Response: We have revised the “Conflicts of Interest – Receipt of Fees and Other Compensation by Our Advisor and its Affiliates” section of the prospectus to include bullet points that highlight the conflicts of interest that may exist due to the fee arrangement that exists in which Strategic Storage Trust’s advisor will receive acquisition and advisory fees upon the acquisition of any property, regardless of the future profitability of the property, and will receive asset management fees based on the aggregate asset value of a property, which initially will be based on the purchase price of the property until a future valuation is performed.

33.	We note the disclosure on pages 49 and 79 that you may sell property or purchase property from parties affiliated with your advisor/sponsor. Please revise to clarify if your advisor will receive fees and commissions from the related party transactions from both you and the other party to the transaction.

Response: We have revised the disclosure in the “Conflicts of Interest - Receipt of Fees and Other Compensation by Our Advisor and its Affiliates” section to clarify that Strategic Storage Trust’s advisor may receive certain fees from both Strategic Storage Trust and the other party to a related party transaction.

Certain Conflict Resolution Procedures, page 73

34.	Please revise to clarify whether your charter includes any restrictions on selling properties to your advisor or its affiliates.

Response: In response to the Staff’s comment, we note that the last sentence of the first bullet point in the “Conflicts of Interest – Certain Conflict Resolution Procedures” section of the prospectus discloses the restrictions on selling properties to Strategic Storage Trust’s advisor or its affiliates.

Plan of Operation, page 81

35.	We note the reference to working capital reserves. Please revise to clarify that you do not anticipate establishing working capital reserve out of the offering proceeds, consistent with your disclosure on page 41.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Response: Consistent with the disclosure in footnote 5 in the “Estimated Use of Proceeds” section of the prospectus, we have revised the “Plan of Operation – General” section of the prospectus to clarify that Strategic Storage Trust does not anticipate establishing a general working capital reserve out of the proceeds of the offering.

Prior Performance Summary, page 85

36.	Refer to the first full paragraph on page 86. The disclosure identifies 15 prior programs but you describe aggregate offering proceeds for only 14 prior programs. Please revise to reconcile these disclosures or advise.

Response: We have revised this disclosure in the “Prior Performance Summary – Private Programs – Overview” section of the prospectus to reconcile the disclosure as requested.

37.

Refer to the discussion on adverse business developments at the bottom of page 87. Please revise to describe in more detail adverse business developments experienced by any of the prior programs resulting from the cyclical nature of the real estate market and general risks associated with investments in real estate. Alternatively, please revise to clarify that the tenant loss experienced by USA 615 North 48th ST LLC is the only adverse business development that would be material to investors in the prior programs.

Response: We have revised the “Prior Performance Summary – Private Programs – Overview” section of the prospectus to note that, at this time, Strategic Storage Trust is not aware of any other adverse business developments that would be material to investors in the prior programs.

38.	We note the disclosure of the property acquisitions made by the three nonpublic entities on pages 88 and 89. Please revise to disclose the method of financing for the listed properties. Please refer to Item 8.A.4 of Industry Guide 5. Also, it appears from the disclosure in Part II that there were acquisitions within the last three years that are not disclosed in this section. We also note disclosure on page 87, which indicates that all of the investments made by your sponsor’s prior programs occurred in the last three years. Please revise to disclose those acquisitions or tell us why you have omitted them.

Response: We have revised the disclosure of the property acquisitions made by the three nonpublic entities in the “Prior Performance Summary – Private Programs – USA Self Storage REIT, Inc.” section, the “Prior Performance Summary – Private Programs – USA Self Storage REIT II, Inc.” section and the “Prior Performance Summary – Private Programs – USA Self Storage I, DST” section of the prospectus to disclose the percentage of the aggregate acquisition and development costs for each entity that were funded with offering proceeds versus debt proceeds. We note that Strategic Storage Trust has included acquisition information for the three private programs previously sponsored by Strategic Storage Trust’s sponsor that Strategic Storage Trust believes are most similar to this offering (i.e. offerings involving multi-property investment vehicles investing in self storage facilities), as it believes that this information is most beneficial for investors, and we have revised the “Prior Performance Summary – Private Programs – Overview” section of the prospectus by adding a sentence to clarify the scope of this disclosure.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Federal Income Tax Considerations, page 89

39.	We note the qualifications disclosed in the introductory part of this section. Please revise to disclose that this section summarizes all material federal tax consequences. Please refer to Item 16 of Form S-11.

Response: We revised the “Federal Income Tax Considerations – General” section of the prospectus to remove the qualifications so as to clarify that Strategic Storage Trust is providing a summary describing the material federal income tax considerations associated with an investment in the shares of Strategic Storage Trust’s common stock.

Distribution Policy, page 116

40.	Please revise to discuss what level of cash flow would be “sufficient” to pay distributions.

Response: We have revised the “Description of Shares – Distribution Policy” section of the prospectus to clarify the level of cash flow that Strategic Storage Trust currently believes would be “sufficient” to pay distributions commencing with the first quarter after Strategic Storage Trust acquires its first property, which Strategic Storage Trust expects to occur no later than the third quarter after the commencement of this offering. We note that Strategic Storage Trust’s board of directors is responsible for determining the amount of a distribution, if any, and only at that time, will Strategic Storage Trust be able to determine the level of cash flow that would be “sufficient” to pay such distribution.

Share Redemption Program, page 123

41.	We note the disclosure listing the redemption price “during the term of this offering” on page 123. Considering this offering will last up to two years, it is not clear how the last two bullet points apply since they are based on three and four years of ownership. In the case of redemptions after the offering period, please revise to clarify whether the redemption price will be determined by the last two bullet points or the then current net asset value of the shares.

Response: We revised the “Description of Shares – Share Redemption Program” section of the prospectus to clarify the redemption price to be paid under Strategic Storage Trust’s share redemption program during and after the offering period.

Our Operating Partnership Agreement, page 125

42.	In the last bullet point in page 128, we note that the operating partnership will pay your advisor “all our other operating or administrative cost incurred in the ordinary course of our business on our behalf.” Please revise to clarify what is included in operating and administrative cost since the advisor already receives fees as part of its relationship with you.

Response: Please be advised that the advisor and property manager may be reimbursed by Strategic Storage Trust for any out-of-pocket expenses and certain employee

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

administrative expenses. We have revised the last bullet point in the “Our Operating Partnership – Rights, Obligations and Powers of the General Partner” section of the prospectus to clarify these costs in relation to such fees. Please also see our revised disclosures in the “Management – The Advisory Agreement” section of the prospectus.

Financial Statements and Notes

Note 3 – Related Party Transactions, pages F-7 – F-8

43.	We note you have provided a broader discussion of management compensation on pages 68-74. Please expand your note disclosures to include information relating to other compensation agreements discussed in the referenced section.

Response: We have revised note 3 to Strategic Storage Trust’s consolidated financial statements to enhance the disclosures to include more detailed information regarding other compensation agreements discussed in the “Management Compensation” section of the prospectus.

Appendix A – Prior Performance Tables

Table I, page A-3

44.	Please revise the table to include percentages for each line item, other than the dollar amount offered.

Response: In response to the Staff’s comment, we have revised Table I of the Prior Performance Tables to include percentages for each line item, in addition to the dollar amounts.

45.	We note that two of the prior programs did not raise the full dollar amount offered. Nevertheless, the percentage expressed for this line item should be 100% in all cases because it is the amount upon which all other percentages in the table are calculated. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised Table I of the Prior Performance Tables to express this line item as 100% for the USA Self Storage REIT, Inc. and USA Hawthorne, LLC programs.

Table II, page A-6

46.	We note that you have not included any disclosure of real estate commissions and other fees paid to the sponsor by third parties, as required by Instruction 4 to Table II. Please confirm to us that no third-party payments were made.

Response: We confirm that there have been no real estate commissions or other fees paid to the sponsor by third parties related to the acquisition, sale or refinancing of any property.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

47.	Please tell us why you have not disclosed any amounts in the line items for property management fees and partnership management fees, except for one of the programs. We note, for example, that you have agreed to pay the sponsor asset management and property management fees in the program you are offering in this registration statement.

Response: As of December 31, 2006, only the one program, as disclosed in Table II, had incurred property management fees paid to the sponsor or an affiliate. No other programs have incurred property management fees or partnership management fees to the sponsor or an affiliate as of December 31, 2006. However, as disclosed in Note 5 to Table II, multiple programs have incurred asset management, construction management and administrative fees paid to the sponsor and affiliates, which are reported in the aggregate as “Amount paid to sponsor from operations – Other.”

Part II

48.	Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the legal opinion before we declare the registration statement effective and we may have additional comments.

Response: We note that a draft of the legal opinion as to the legality of the shares has been filed as part of Amendment 1 to Strategic Storage Trust’s Form S-11 dated December 21, 2007. We acknowledge that the Staff must review the legal opinion before the registration may be declared effective and that the Staff may have additional comments.

Exhibit 8.1 – Form of Tax Opinion

49.	We note that counsel has assumed due authorization, execution and delivery of relevant documents by all parties, including the registrant. This assumption with respect to the registrant is not appropriate because it contains factual matters that can be readily confirmed by counsel. Please provide a revised opinion that limits this assumption to parties other than the registrant.

Response: In response to the Staff’s comment, we have revised the Form of Tax Opinion to limit our assumption as requested.

50.	We note that the opinion is solely for the use of the addressees, and the only addressee is the registrant. This limitation is not appropriate because investors must be able to rely on the opinion. Please provide a revised opinion that omits this limitation on reliance.

Response: In response to the Staff’s comment, we have revised the Form of Tax Opinion to remove this limitation as requested.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 572-6745.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc:	Duc Dang, Staff Attorney
Howard S. Hirsch
Nick Parker

EXHIBIT “A”

SELF STORAGE INDUSTRY FACT SHEET (as of 4/19/2007)

• The self storage industry has been the fastest-growing sector of the United States commercial real estate industry over the period of the last 30 years (counting number of new companies, new facilities and amount of total square footage added).

• There are now 51,223 “primary” self storage facilities in the United States as of the first quarter of 2007 (“primary” means that self storage is the “primary” source of business revenue—US Census Bureau)

• Primary self storage facility gross revenues for 2006 were approximately $22.6 billion [or a national average (mean) of $441,208 per facility or national average (mean) of $11.27 of gross annual revenue per occupied sq.ft.] or €17.4 billion (euros)

• The total market capitalization value of the entire U.S. self storage industry is well in excess of $220 billion

• Nearly 1 in 10 US households (HH), or 10% (10.8 million of the 113.3 million US HH in 2007) currently rent a self storage unit: that has increased from 1 in 17 US HHs (6%) in 1995 - or an increase of approximately 65 percent in the last 12 years.

• Rentable self storage square footage has increased by 740% during the period 1985-2007 (see next bullet)

• At year-end 1984 there were 6,601 facilities with 289.7 million square feet (26.9 million square meters) of rentable self storage in the U.S. At the first quarter of 2007. there are 51,223 “primary” self storage facilities representing 2.2 billion square feet (231.8 million square meters) – an increase of more than 1.9 billion square feet (204.9 million square meters,

• Nationally, primary self storage facilities employ 158,002 persons, or an average of 3.1 employees per facility (excluding management)

• The average (mean) size of a “primary” self storage facility in the US is approximately 43,000 square feet (does not include “secondary” facilities)

• In addition to the 51,223 “primary” self storage facilities in the U.S., there are another 8,434 small business “secondary” mini-storage facilities in the US; however, very little data exists on these smaller companies and mini-storage facilities other than that the vast majority are owned by small business owner-operators and that they report data to the US Census Bureau for their (non self storage) primary source of revenue (self storage is a “secondary” source of business revenue -US Census Bureau)

• Thus, the grand total of all self storage and mini-storage facilities in the U.S. is 59,657 facilities (counting both “primary” & “secondary”)

• An important subset of that total: there are some 21,000 small business entrepreneurs (80% of all self storage companies) who own and operate just one “primary” self storage facility

• The top-10 self storage companies, including the 4 public companies (Public Storage, Extra Space, Sovran and U-Store-lt REITS – Real Estate Investment Trusts) in the self storage industry, own and operate some 6,200 self storage facilities, or 12.1% of all primary facilities

• There are another 26,500 non-Top-10 companies that own and operate the remaining 45,000 “primary” self storage facilities (an industry average of 1.7 “primary” facilities per non-Top-10 Company) [does not count 8,434 “secondary” facility owners]

• The average Cap Rate for the period of time from July 1, 2006 to December 31, 2006 was 7.65 (Self Storage Data Services)

• Total self storage space in the US is now 2.2 billion square feet (as Of Q1 -2007) [or 206.4 million square meters]. That figure represents more than 78 square miles of rentable self storage space, under roof- or an area well more than 3 times the size of Manhattan Island (NY)

• There is a self storage space inventory of 17.2 sq.ft. per U.S. household

• There are 6.86 sq.ft. of self storage space for every man, woman and child in the nation; thus, it is physically possible that every American could stand—all at the same time -under the total canopy of self storage roofing

• When asked if their local market was “overbuilt” (with other self storage facilities), by a plurality of 48.7% to 44.3%, SSA members felt their “local market” is overbuilt; however, only 15.7% (vs. 42.7%) felt that their “state market” was overbuilt; and, only 11% (vs. 31.3%) felt that the “national market” was overbuilt.

• 88.2% of “urban” self storage facilities indicate that they compete with anywhere from 3 to more than 20 other facilities; 73.1% of “suburban” self storage facilities say they directly compete with 3 to 20 other facilities, while 58.6% of “rural” self storage facilities count 3 to 10 other competitors in their marketing area.

• More than 700,000 self storage units nationwide are rented to military personnel (4% of all units); however, in communities adjacent to domestic US military bases military occupancy can be from 20%-95% of all rented units

• SSA members value military personnel as self storage customers and traditionally extend special incentives and discounts to those with a valid military ID card, such as:

10%-30% discounts off rental rates, free months of rent, gift certificates, free use of moving truck, “one-dollar move-ins,” no rent increases while deployed overseas, waiver of security deposits, administration fees, etc.

• In 1984 there were 6,601 self storage facilities in the U.S. representing 289.7 million square feet (26.9 million square meters) of rentable space

• It took the self storage industry more than 25 years to build its first billion square feet of space; it added the second billion square feet in just 8 years (1998-2005)

• The self storage industry is adding thousands of new facilities each year

• The growth rate of new self storage facilities being added to the industry, year-to-year, has been an average of 9.5% for the last 20 years

• In the 21st century, (from 2001-2005) 17,923 new self storage facilities and 770.7 million square feet (71.6 million square meters) of space has been added, and increase of 36% in the five-year period

• Gross square footage of self storage “per capita” in the US (at the state level) ranges from 1.60 to 18.65 square feet

• 83.9 percent of all US counties (or 2,634 out of 3,141) have at least one “primary” self storage facility

• (And here’s a stat that SSA is rightly proud of)—95.4 percent of current SSA direct members say YES! They would recommend SSA membership to other self storage owner-operators. (There’s still room for improvement, though.)

Sources:

“Self Storage Demand Study-2007 Edition” *

“Self Storage: Analyzing the Competitive Landscape -

A Market Inventory Study”* (2006)

Self Storage Data Services

*Copies of these studies are available for sale at

www.selfstorage. ORG

(see Publications)